UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.

✓ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Moku Foods Inc.

Legal status of Issuer:

> *Form:*
> Corporation

> *Jurisdiction of Incorporation/Organization:*
> Delaware

> *Date of Organization:*
> April 2, 2019

Physical Address of Issuer:
11121 Queensland St, Unit D25, Los Angeles, CA 90034

Website of Issuer:
http://mokufoods.com

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,111,986.62	$700,018.93
Cash & Cash Equivalents	$743,085.06	$669,765.27
Accounts Receivable	$1,069.03	$0.00
Short-term Debt	$189,924.31	$15,791.81
Long-term Debt	$1,644,700.00	$936,700.00
Revenues/Sales	$29,415.85	$0.00
Cost of Goods Sold	$40,921.25	$0.00
Taxes Paid	$9733.74	$0.00
Net Income	$(490,760.35)	$(270,008.46)

April 30, 2021

Moku Foods Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Moku Foods Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at mightywell.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The Business

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

Moku Foods is a plant-based jerky business, incorporated in Delaware as a corporation on April 2, 2019.

The Company is located at11121 Queensland St, Unit D25, Los Angeles, CA 90034.

The Company's website is http://mokufoods.com.

The Company conducts business in California.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic.co/moku.

RISK FACTORS

In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had an effect on our business operations and revenue projections.

The Company suffered the negative consequences of COVID-19 as a number of businesses/factors the Company was relying on were directly impacted by COVID-19, which led to several delays and affected the Company's business operations as a whole. Specifically, delays in the development process due to stay at home orders in California and other delays in equipment importing, among other things, affected the Company's operations. In addition, the overall speed at which the Company works with its co-packer was affected due to social distancing rules. With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's operations have been adversely affected.

The amount of capital the Company has may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 8,131,947 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Matthew Feldman, our CEO, and Melissa Facchina, our director. The Company has or intends to enter into employment agreements with Matthew Feldman, Melissa Facchina, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Matthew Feldman, Melissa Facchina, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

The Company is subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Our brand and reputation may be diminished due to real or perceived quality or health issues with our products, which could have an adverse effect on our business, reputation, operating results and financial condition.

Our consumers rely on us to provide them with high-quality plant-based products. Thus, real or perceived quality or food safety concerns or failures to comply with applicable food regulations, whether ultimately based on fact and whether or not involving us (such as incidents involving competitors), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and operation results.

There can be no assurance that our products will always comply with the standards set for our products. Although we strive to keep our products allergen free, they may not be easily detected, and cross-contamination can occur. There is no assurance that this health risk will always be preempted by our quality control processes.

We have no control over our products once purchased by consumers, and consumers may choose to prepare our products in a manner that is inconsistent with being plant-based and allergen free. If consumers do not perceive our products to be safe or of high quality, then the value of our brand would be diminished, and our business would be adversely affected.

Any loss of confidence in the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Issues regarding the safety of any of our products, regardless of the cause, may have a substantial and adverse effect on our brand, reputation and operating results.

The growing use of social media increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brand or our products on social or digital media could seriously damage our brands and reputation. If we do not maintain favorable perception of our brand, our sales and profits could be negatively impacted.

Changes in food costs and availability could materially adversely affect our business.

The future success of our business depends in part on our ability to anticipate and react to changes in food and supply costs and availability. We are susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, market changes, increased competition, general risk of inflation, exchange rate fluctuations, seasonal fluctuations, shortages or interruptions, weather conditions, changes in global climates, global demand, food safety concerns, public health crises, such as pandemics and epidemics, generalized infectious diseases, changes in law or policy, declines in fertile or arable lands, product recalls and government regulations. For example, any prolonged negative impact of the COVID-19 pandemic on food and supply costs and availability could materially and adversely impact our business, financial condition and operating results. In addition, deflation in food prices could reduce the attractiveness of our product offerings relative to competing products and thus impede our ability to maintain or increase overall sales, while food inflation, particularly periods of rapid inflation, could reduce our operating margins as there may be a lag between the time of the price increase and the time at which we are able to increase the price of our product offerings. As a result, we may not be able to anticipate, react to or mitigate against cost fluctuations which could materially adversely affect our business, financial condition and operating results. Any increase in the prices of the ingredients most critical to our recipes, or scarcity of such ingredients would adversely affect our operating results. Any such changes to our available recipes could materially adversely affect our business, financial condition and operating results.

Our results could be materially and adversely affected by the impact of COVID-19 pandemic.

The rapid spread of COVID-19 globally, and in particular, across the United States, could materially and adversely impact our business, including as a result of the loss of adequate labor, whether as a result of heightened absenteeism or challenges in recruiting and retention or otherwise, prolonged closures, or series of temporary closures, of one or more fulfillment centers as a result of a COVID-19 outbreak, a government order or otherwise, or supply chain or carrier interruptions or delays. Further, the COVID-19 pandemic has had, and could continue to have, a negative impact on financial markets and economic conditions, which may adversely impact consumer demand for our product, which may have a material adverse effect on our business, financial condition and operating results. To the extent any of these events occur, our business, financial condition and operating results could be materially and adversely affected. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, including the duration and severity of the COVID-19 pandemic, the length of time stay-at-home orders and other restrictions stay in effect and for economic and operating conditions to return to prior levels, together with resulting consumer behaviors, and numerous other uncertainties, which are highly uncertain and will include emerging information concerning the severity of the COVID-19 pandemic and the actions taken by governments and private businesses to attempt to contain the pandemic. These operational risks related to COVID-19 have impacted, and may continue to impact the operations of the Company.

The Company may be compliant with current Food and Drug Administration ("FDA") labeling regulations but that could change.

The FDA has specific labeling requirements for food products. The FDA does not require a company manufacturing its product in a facility processing other foods containing allergens to provide that information on the product. Although our products are free of the top eight allergens, that likely depends on where the product is manufactured now, and in the future, because there is a risk that the products could be contaminated with other allergens that may be present in the manufacturing facility. At present the products are manufactured in a traditional beef jerky copacker facility that does not process nuts. Moreover, our product contains no allergens that the FDA or United States Department of Agriculture ("**USDA**") would require testing and notice of. However, any kind of cross-contamination with other allergens could make us susceptible to other FDA labeling requirements, diminish the trust our consumers have in our products, thus reducing sales and could likely result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources.

There is a risk that our current product does not contain a "may contains" statement following the list of ingredients warning consumers of allergens that may cross-contaminate our product as a result of cross-contaminating with other allergens during the manufacturing process. At this point of time, our products are manufactured in a facility that does not process nuts. That could likely change in the future. Then, failing to provide this information may result in claims concerning product liability, negligence or other lawsuits, including consumer class action lawsuits.

Additionally, adding a "may contains" statement now, or in the future, may increase the cost of manufacturing our product and could lead to potential loss.

Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand of our product.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to food-borne illnesses or other food safety incidents caused by products we sell could result in the discontinuance of sales of these products. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of food-borne illnesses or other safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Further, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us to conduct a recall in accordance with FDA regulations, and comparable state laws. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits.

Food companies have been subject to targeted, large-scale tampering as all as to opportunistic, individual product tampering and we could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. FDA regulations will require us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, or product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and operating results.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order

FG:11548232.5

against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically higher during certain months, affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Our operations are subject to FDA governmental regulation and state regulation, and there is no assurance that we will be in compliance with all regulations.

Our operations are subject to extensive regulation by the FDA, and other federal, state and local authorities. Specifically, we are subject to the requirements of the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, labeling and safety of food. Under this program the FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices, or FDA Current Good Manufacturing Practice regulations, and supplier verification requirements. Our processing facility is subject to periodic inspection by federal, state and local authorities. If we cannot successfully manufacture products that conform to our specifications and the strict regulatory requirements of the FDA or others, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, or could result in a recall of our product that has already been distributed. If the FDA determines that we have not complied with the applicable regulatory requirements, our business may be materially impacted.

We seek to comply with applicable regulations through a combination of employing internal experience and expert personnel to ensure quality-assurance compliance (i.e., assuring that our products are not adulterated or misbranded) and contracting with third-party laboratories that conduct analyses of products to ensure compliance with nutrition labeling requirements and to identify any potential contaminants before distribution. Failure by us to comply with applicable laws and regulations or maintain permits, licenses or registrations relating to our operations could subject us to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of products, or refusals to permit the import or export of products, as well as potential criminal sanctions, which could result in increased operating costs resulting in a material effect on our operating results and business.

Any changes in applicable laws, regulations or policies of the FDA or U.S. Department of Agriculture, or USDA, or state regulators that relate to the use of the word "meat" in connection with plant-based protein products could adversely affect our business, prospects, results of operations or financial condition.

The FDA and the USDA or state regulators could take action to impact our ability to use the term "meat" or similar words (such as "beef") to describe our products. In addition, a food may be deemed misbranded if its labeling is false or misleading in any particular way, and the FDA or other regulators could interpret the use of the term "meat" or any similar phrase(s) to describe our plant-based protein products as false or misleading. Should regulatory authorities take action with respect to the use of the term "meat" or similar terms, which regulation is being pushed for by the traditional meat and dairy lobbies, such that we are unable to use those terms with respect to our plant-based products, we could be subject to enforcement action or recall of our products marketed with these terms, we may be required to modify our marketing strategy, and our business, prospects, results of operations or financial condition could be adversely affected.

Failure by our suppliers of raw materials or co-packers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business.

If our suppliers or co-packers fail to comply with food safety, environmental or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. In the event of actual or alleged non-compliance, we might be forced to find an alternative supplier and we may be subject to lawsuits related to such non-compliance by our suppliers. As a result, our supply of raw materials or finished inventory could be disrupted or our costs could

8

increase, which would adversely affect our business, results of operations and financial condition. The failure of any co-packer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims and economic loss. Additionally, actions we may take to mitigate the impact of any disruption or potential disruption in our supply of raw materials or finished inventory, including increasing inventory in anticipation of a potential supply or production interruption, may adversely affect our business, results of operations and financial condition.

BUSINESS

Description of the Business

It looks like bacon, tastes like jerky, and is made from 'shrooms. Moku is a jerky that is both insanely delicious and 100% plant-based. Partnering with an acclaimed plant-based chef, we crafted a jerky that is not only healthy and sustainable, but also captures the meat-like texture that we crave.

Business Plan

The Company plans to start with selling three-packs of jerky on the Company's website, Amazon, & Thrive for one year and then plans on pushing into national retail chains towards the end of 2020.

The Company's Products and/or Services

Product / Service	Description	Current Market
Moku Plant-Based Jerky	Three-pack of Original, Hawaiian Teriyaki, Sweet & Spicy, and Variety Pack.	Direct to Consumer market, millennials, flexitarians, and health aware snackers.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Moku's competitors consist of some vegan jerky brands including (the d/b/a names are mentioned): Louisville Vegan Jerky, Pan's Mushroom Jerky, Shrooms, & Savory Wild mushroom jerky. Other competitors include premium beef jerky brands like Country Archer, Perky Jerky, & The New Primal.

Customer Base

We sell our products on the direct-to-consumer market. Our products reach a target audience of people who care what they are putting in their body and are open to healthier and more sustainable alternatives.

Supply Chain

We have different supplier options for each ingredient but our most relied on supplier is Concord Farms and they supply mushrooms to us.

Intellectual Property

The Company has one registered trademark.

Trademark

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
#88024589	IC 029. US 046. G & S: Mushroom and plant-based snack food; mushroom-based jerky; seasoned	**MOKU**	July 3, 2018	June 18, 2019	USA

FG:11548232.5

	mushroom jerky; processed edible mushrooms; flavored dried edible mushrooms; vegan and vegetarian mushroom-based jerky; fungus and plant-based snack food; fungus-based jerky; seasoned fungus jerky; processed edible fungus; flavored dried edible fungus; vegan and vegetarian fungus-based jerky. FIRST USE: 20190103. FIRST USE IN COMMERCE: 20190401				
#90431504	IC 029. US 046. G & S: Mushroom and plant-based snack food; mushroom-based jerky; seasoned mushroom jerky; processed edible mushrooms; flavored dried edible mushrooms; vegan and vegetarian mushroom-based jerky; fungus and plant-based snack food; fungus-based jerky; seasoned fungus jerky; processed edible fungus; flavored dried edible fungus; vegan and vegetarian fungus-based jerky. FIRST USE: 20201209. FIRST USE IN COMMERCE: 20201209	MOKU (Stylized) **MOKU**	December 30, 2020	Pending	USA
#90431516	IC 029. US 046. G & S: Mushroom and plant-based snack food; mushroom-based jerky; seasoned mushroom jerky; processed edible mushrooms; flavored dried edible mushrooms; vegan and vegetarian mushroom-based jerky; fungus and plant-based snack food; fungus-based jerky; seasoned fungus jerky; processed edible fungus; flavored dried edible fungus; vegan and vegetarian fungus-based jerky. FIRST USE: 20201209. FIRST USE IN COMMERCE: 20201209	MOOVE OVER, BEEF	December 30, 2020	Pending	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Matthew Feldman	Chief Executive Officer, Chief Financial Officer, Secretary, President, and Director	Moku Foods: (2019 – Present), Sales, innovation, and vision for the company. Bloom Reach: (July 2015 – July 2019), Account Manager, Sales.	B.A.- Finance, Baruch College (2015)
Melissa Facchina*	Director	Siddhi Ops Inc.(June 2015 – Present), Chief Executive Officer, Manage company & vision of company. Siddhi Capital Fund, I L.P. (January 2020 – Present) General Partner and Founder. Good Catch Foods (March 2017 – Nov 2018), Chief Operating Officer, Manage all operations of the company.	B.S.- Neuropsychology, Rider University (2008)

*Melissa Facchina also carries the title of "chief operating officer" for the Company.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two (2) employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share, (the "**Common Stock**"). As of the date of this Form C-AR, 8,131,947 shares of Common Stock are issued and outstanding, out of which (i) 8,000,000 are shares issued to non-advisors, and (ii) 131,947 are shares issued to advisors. Further details are provided below.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type of security	Common Stock
Amount outstanding/Face Value	8,000,000
Par Value	$0.00001
Voting Rights	1 Vote per Share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Notes*
Amount outstanding/Face Value	$1,869,897.27
Voting Rights	No, but voting rights may be granted upon conversion.
Anti-Dilution Rights	Side Letter Concerning Pro-Rata Rights**
Material Terms	Maturity date is 2 years from the date of execution of the convertible note.
Valuation Cap	$5,000,000
Interest Rate	4%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Securities and Convertible Notes convert into shares of capital stock.

*One convertible note amounting to $25,000 was initially issued as a SAFE and then converted to a convertible note on June 24, 2019.
**Two convertible notes have a side letter. In the first side letter, the noteholder has the right to purchase up to its pro rata shares of all new equity securities that the Company may propose to sell that are not excluded securities, as defined in the side letter. In the second side letter, the noteholder has the right to designate a member to the

Company's Board of Directors upon the initial closing of the Company's first equity financing, as defined in the side letter.

Type	Advisor Shares
Amount outstanding/Face Value	22,500
Voting Rights	N/A
Anti-Dilution Rights	N/A
Vesting	3,750 shares vested without risk of forfeiture. 1/36 shares vest in monthly installments of 625 shares on the last day of each successive one 1 month period so that all shares will be fully vested by July 1, 2022.
Drag Along Provision	With a proposed sale/transfer of all or substantially all of the Company's assets or all of the capital stock held by the major stockholders that own over 50% shares of common stock to another party, such major stockholders will have the right to require the holder to approve such sale and, if applicable, such a holder will be required to sell its stock to the other party.
Right of First Refusal	The Company has the option, at any time within 20 days of receipt of notice by the holder, to purchase all shares at the price per share specified in the notice.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company increases the number of shares reserved in its equity incentive plan and issues equity to new or existing employees or service providers.

Type	Advisor Shares
Amount outstanding/Face Value	67,500
Voting Rights	N/A
Anti-Dilution Rights	N/A
Vesting	11,250 shares vested without risk of forfeiture. 1/36 shares vest in monthly installments of 1,875 shares on the last day of each successive one 1 month period so that all shares will be fully vested by July 1, 2022.
Drag Along Provision	With a proposed sale/transfer of all or substantially all of the Company's assets or all of the capital stock held by the major stockholders that own over 50% shares of common stock to another party, such major stockholders will have the right to require the holder to approve such sale and, if applicable, such a holder will be required to sell its stock to the other party.
Right of First Refusal	The Company has the option, at any time within 20 days of receipt of notice by the holder, to purchase all

	shares at the price per share specified in the notice.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	if/when the Company increases the number of shares reserved in its equity incentive plan and issues equity to new or existing employees or service providers.

Type	Advisor Shares
Amount outstanding/Face Value	41,947
Voting Rights	N/A
Anti-Dilution Rights	N/A
Vesting	3,502 shares vested without risk of forfeiture. 1/12 shares vest in monthly installments of 3,495 shares on the last day of each successive one 3 month period so that all shares will be fully vested by July 1, 2022.
Drag Along Provision	With a proposed sale/transfer of all or substantially all of the Company's assets or all of the capital stock held by the major stockholders that own over 50% shares of common stock to another party, such major stockholders will have the right to require the holder to approve such sale and, if applicable, such a holder will be required to sell its stock to the other party.
Right of First Refusal	The Company has the option, at any time within 20 days of receipt of notice by the holder, to purchase all shares at the price per share specified in the notice.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	if/when the Company increases the number of shares reserved in its equity incentive plan and issues equity to new or existing employees or service providers.

Securities issued pursuant to Regulation CF:

Type	Republic Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding/Face Value	$609,838
Voting Rights	No, but voting rights may be granted upon conversion.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may offer more SAFEs in the future which may dilute the Security.
Valuation Cap	$8,000,000
Discount	15%

FG:11548232.5

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Promissory Note under U.S. Small Business Administration Paycheck Protection Program
Amount Outstanding	$30,761.64*
Interest Rate and Amortization Schedule	1%
Other Material Terms	The Company will be required to make 18 equal monthly payments of principal and interest, each in the amount of $1,708.98 per month, commencing on December 6, 2020 and continuing on the same day of each month thereafter.
Maturity Date	5/6/2022

*The principal amount owed is $30,367.05. With a rate of interest at 1%, total amount owed including interest is approximately $30,761.64 in an 18 month period.

Ownership

A majority of the Company is owned by Matthew Feldman.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Matthew Feldman	Common Stock with par value $0.00001. Total shares of Common Stock owned: 6,360,000	78.21%

*For the purpose of this calculation we assume advisor shares have vested.

FG:11548232.5

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Moku Foods Inc. was incorporated on April 2, 2019 under the laws of the State of Delaware, and is headquartered in Santa Monica, California. The Company's product, Moku, looks like bacon, tastes like jerky, and is made from mushrooms. Moku is a jerky that is both insanely delicious and 100% plant-based. Partnering with an acclaimed plant-based chef, we crafted a jerky that is not only healthy and sustainable, but also captures the meat-like texture that we crave.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company has fifty eight thousand dollars ($58,000) in capital expenditures that it can liquidate in two to three (2-3) weeks if required.

As of April 30, 2021 the Company has approximately $1,138,617.80 cash on hand.

Capital Expenditures and Other Obligations

The Company plans to invest in scalable capital expenditure machinery in 2020 to further scale the business & improve our cost of goods.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

A dispute between the Company and New Direction Foods Inc. ("**NDF**") arose pursuant to a product development agreement dated June 16, 2019 (the "**Agreement**"), and the Company agreed to pay NDF $50,000 as part of its settlement with NDF on January 24, 2020, in consideration of the release of claims that led to the dispute. The Company paid NDF on January 27, 2020. The terms of the settlement also state that notwithstanding the terms of the Agreement, the Company may share all "works for hire" and/or work product with any person or entity at any time in its sole discretion.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$80.00 plus value of IP assigned to the Company	8,000,000	General Working Capital	4/3/2019	Section 4(a)(2)
Convertible Notes	$1,791,700.00	20	General Working Capital*	6/24/2019	Reg D 506(b)
Advisor Shares/Stock Options	Performance of Advisor Duties	131,947	N/A	11/1/2019	Section 4(a)(2)
Units of SAFE (Simple Agreement for Future Equity)	$609,838	$609,838	General Working Capital	9/3/2020	Regulation CF

*Research and development, capital expenditures, operations, and marketing.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Melanie Feldman
Relationship to the Company	Sister of Mathew Feldman, CEO, Director, and Co-founder
Total Amount of Money Involved	$10,000
Benefits or compensation received by related person	Convertible Note in amount of $10,000
Benefits or compensation received by Company	Funding
Description of Transaction	Investment in the Company
Interest Accrued	4% interest amounting to $391.23*

*Interest calculated for the period: August 14th 2019 - August 5th 2020 (357 days).

Services

Related Person/Entity	Siddhi Ops Inc.
Relationship to the Company	Entity controlled by Melissa Facchina, Director, and Co-founder
Total Amount of Money Involved	Monthly fee of $12,500 to $14,201* and grant of Common Stock equal to approximately eighteen percent (18%) on a fully diluted basis**.
Benefits or compensation received by related person	Payment for services
Benefits or compensation received by Company	Strategic advisory services
Description of Transaction	The Company purchased strategic advisory services from the related person. The services include, among other things, financial planning and strategy, and order and management of the Company.

* Total amount paid until the date of this Form C-AR is $200,835.53.
*18% does not include stock grants/advisor shares and convertible notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the 1933 Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

DocuSigned by:
/s/ Matthew Feldman
2534AEF71D534E2...
(Signature)

Matthew Feldman
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/ Matthew Feldman
2534AEF71D534E2...
(Signature)

Matthew Feldman
(Name)

Director
(Title)

4/29/2021
(Date)

DocuSigned by:
/s/ Melissa Facchina
A03D4AB5994E4F3...
(Signature)

Melissa Facchina
(Name)

Director
(Title)

4/29/2021
(Date)

EXHIBIT A

Financial Statements

Moku Food Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)

	2019	2020
ASSETS		
Current Assets		
Bank Accounts		
10400 Paypal	-	1,906.36
10600 Brex Cash Account 5961	669,765.27	741,178.70
Total Bank Accounts	**669,765.27**	**743,085.06**
Accounts Receivable		
11000 Accounts Receivable (A/R)		1,069.03
Total Accounts Receivable	**-**	**1,069.03**
Other Current Assets		
13000 Inventory		-
13100 Inventory - Raws & Packing		265,535.32
13200 Inventory - Finished Goods		47,455.18
Total 13000 Inventory	**-**	**312,990.50**
14000 Prepaid Expenses		2,282.50
Deposits and Retainers		2,000.00
Total Other Current Assets	**-**	**317,273.00**
Total Current Assets	**669,765.27**	**1,061,427.09**
Fixed Assets		
17100 Computers	1,271.77	1,271.77
17101 Accumulated Depreciation - Computers	(204.00)	(627.96)
Total 17100 Computers	**1,067.77**	**643.81**
17200 Machinery & Equipment	30,040.00	57,444.44
17201 Accumulated Depreciation - Equipment	(854.11)	(7,528.72)
Total 17200 Machinery & Equipment	**29,185.89**	**49,915.72**
Total Fixed Assets	**30,253.66**	**50,559.53**
TOTAL ASSETS	**700,018.93**	**1,111,986.62**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
21100 Accounts Payable (A/P)	5,046.90	119,670.67
Total Accounts Payable	**5,046.90**	**119,670.67**
Credit Cards		
21200 Credit Card		-
21230 Brex Credit Card	5,970.69	12,745.29
BOA Business Credit Card 8979	274.97	-
Total 21200 Credit Card	**6,245.66**	**12,745.29**
Total Credit Cards	**6,245.66**	**12,745.29**
Other Current Liabilities		
21300 Other Current Liabilities		-
21320 Payroll Tax Liabilities		2,525.90

21340 Accrued Expenses		-
21341 Accrued Interest Expense	15,372.93	54,957.50
Total 21340 Accrued Expenses	**15,372.93**	**54,957.50**
Total 21300 Other Current Liabilities	**15,372.93**	**57,483.40**
21360 Customer Advance	418.88	24.95
Total Other Current Liabilities	**15,791.81**	**57,508.35**
Total Current Liabilities	**27,084.37**	**189,924.31**
Long-Term Liabilities		
22100 Convertible Notes Payable	936,700.00	1,641,700.00
23000 SBA PPP Loan		3,000.00
Total Long-Term Liabilities	**936,700.00**	**1,644,700.00**
Total Liabilities	**963,784.37**	**1,834,624.31**
Equity		
31000 Common Stock	80.90	80.90
32000 Additional Paid-In Capital	6,162.12	6,162.12
35000 Retained Earnings		(269,945.36)
SAFE Notes		31,825.00
Net Income	(270,008.46)	(490,760.35)
Total Equity	**(263,765.44)**	**(722,637.69)**
TOTAL LIABILITIES AND EQUITY	**700,018.93**	**1,111,986.62**

Moku Food Inc.
Profit and Loss
January 2019 - December 2020
(Unaudited)

	2019	2020	Total
Income			
41000 Sales		-	-
41100 Direct Sales		28,615.85	28,615.85
41900 Shipping		800.00	800.00
Total 41000 Sales	-	29,415.85	29,415.85
46000 Trade Discounts & Promotions			-
46200 Online Discounts		(876.00)	(876.00)
Total 46000 Trade Discounts & Promotions	-	(876.00)	(876.00)
48000 Returns & Allowances		(82.90)	(82.90)
Total Income	-	28,456.95	28,456.95
Cost of Goods Sold			
51000 Product COGS		15,552.90	15,552.90
53000 Freight In		22,603.40	22,603.40
54000 Packaging	-	2,764.95	2,764.95
Total Cost of Goods Sold	-	40,921.25	40,921.25
Gross Profit	-	(12,464.30)	(12,464.30)
Expenses			
61000 Operating Expenses			-
61100 Operating Supplies	7,556.35	4,628.53	12,184.88
61300 Operations Consulting	66,905.58	119,874.26	186,779.84
61400 Warehousing/Storage		3,500.00	3,500.00
61500 Shipping/Freight Out	3,731.72	10,808.19	14,539.91
61600 Research & Development	107,314.51	177,053.38	284,367.89
61900 Operations Miscellaneous	15,737.91	3,883.77	19,621.68
Total 61000 Operating Expenses	201,246.07	319,748.13	520,994.20
63000 Advertising & Marketing			-
63300 Marketing Consultants	7,194.11	8,108.08	15,302.19
63400 Advertising	34.20		34.20
63500 Events	95.00		95.00
63600 Social/Content		4,559.26	4,559.26
63900 Miscellaneous Marketing	680.00	50.00	730.00
Total 63000 Advertising & Marketing	8,003.31	12,717.34	20,720.65
71000 General & Administrative Expenses			-
71100 Payroll Expenses		-	-
71110 Salaries & Wages Expenses		62,394.46	62,394.46
71140 Payroll Taxes		5,945.84	5,945.84
71190 Payroll Service Fees		510.00	510.00
Total 71100 Payroll Expenses	-	68,850.30	68,850.30
71200 Travel & Entertainment			-
71210 Travel Expenses	4,703.57	3,134.35	7,837.92
71220 Meals & Entertainment	2,352.83	569.25	2,922.08
Total 71200 Travel & Entertainment	7,056.40	3,703.60	10,760.00
71300 Legal & Professional Services			-

71310 Accounting & Bookkeeping	450.00	7,893.00	8,343.00
71320 Legal Service Fees	26,308.96	35,547.68	61,856.64
71330 Other Consulting Expenses	3,424.90	6,971.75	10,396.65
71340 Other Professional Services	5,205.50		5,205.50
Total 71300 Legal & Professional Services	**35,389.36**	**50,412.43**	**85,801.79**
71400 Occupancy			-
71430 Office expense	379.86	827.70	1,207.56
Total 71400 Occupancy	**379.86**	**827.70**	**1,207.56**
71500 Other General Administrative Expenses			-
71510 Software, Dues & Subscriptions	2,882.87	5,606.84	8,489.71
71520 Licenses & Permits	174.22	25.00	199.22
71530 Bank & Merchant Fees	8.63	829.48	838.11
71580 Auto/Ground Tranportation Expenses		93.95	93.95
Total 71500 Other General Administrative Expenses	**3,065.72**	**6,555.27**	**9,620.99**
Total 71000 General & Administrative Expenses	**45,891.34**	**130,349.30**	**176,240.64**
72000 Uncategorized Expense	13.00		13.00
Total Expenses	**255,153.72**	**462,814.77**	**717,968.49**
Net Operating Income	**(255,153.72)**	**(475,279.07)**	**(730,432.79)**
Other Income			
81100 Other Income		27,525.17	27,525.17
81110 Credit Card Cash Rewards	624.25		624.25
81120 Dividend Income	962.23	888.27	1,850.50
81130 Grant Income		3,000.00	3,000.00
Total 81100 Other Income	**1,586.48**	**31,413.44**	**32,999.92**
81200 Interest Income		1,577.61	1,577.61
Total Other Income	**1,586.48**	**32,991.05**	**34,577.53**
Other Expenses			
85100 Depreciation & Amortization	1,058.11	7,098.57	8,156.68
85200 Interest Expense	15,383.11	39,742.69	55,125.80
85400 State Taxes		1,262.00	1,262.00
Reconciliation Discrepancies		369.07	369.07
Total Other Expenses	**16,441.22**	**48,472.33**	**64,913.55**
Net Other Income	**(14,854.74)**	**(15,481.28)**	**(30,336.02)**
Net Income	**(270,008.46)**	**(490,760.35)**	**(760,768.81)**

Moku Food Inc.
Statement of Cash Flows
January 2019 - December 2020
(Unaudited)

	2019	2020	Total
OPERATING ACTIVITIES			
Net Income	(270,008.46)	(490,760.35)	(760,768.81)
Adjustments to reconcile Net Income to Net Cash provided by operations:			-
11000 Accounts Receivable (A/R)		(1,069.03)	(1,069.03)
13100 Inventory:Inventory - Raws & Packing		(265,535.32)	(265,535.32)
13200 Inventory:Inventory - Finished Goods		(47,455.18)	(47,455.18)
14000 Prepaid Expenses		(2,282.50)	(2,282.50)
Deposits and Retainers		(2,000.00)	(2,000.00)
17101 Computers:Accumulated Depreciation - Computers	204.00	423.96	627.96
17201 Machinery & Equipment:Accumulated Depreciation - Equipment	854.11	6,674.61	7,528.72
21100 Accounts Payable (A/P)	5,046.90	114,623.77	119,670.67
21230 Credit Card:Brex Credit Card	5,970.69	6,774.60	12,745.29
Credit Card:BOA Business Credit Card 8979	274.97	(274.97)	-
21320 Other Current Liabilities:Payroll Tax Liabilities		2,525.90	2,525.90
21341 Other Current Liabilities:Accrued Expenses:Accrued Interest Expense	15,372.93	39,584.57	54,957.50
21360 Customer Advance	418.88	(393.93)	24.95
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**28,142.48**	**(148,403.52)**	**(120,261.04)**
Net cash provided by operating activities	**(241,865.98)**	**(639,163.87)**	**(881,029.85)**
INVESTING ACTIVITIES			
17100 Computers	(1,271.77)		(1,271.77)
17200 Machinery & Equipment	(30,040.00)	(27,404.44)	(57,444.44)
Net cash provided by investing activities	**(31,311.77)**	**(27,404.44)**	**(58,716.21)**
FINANCING ACTIVITIES			
22100 Convertible Notes Payable	936,700.00	705,000.00	1,641,700.00
23000 SBA PPP Loan		3,000.00	3,000.00
31000 Common Stock	80.90		80.90
32000 Additional Paid-In Capital	6,162.12		6,162.12
35000 Retained Earnings		63.10	63.10
SAFE Notes		31,825.00	31,825.00
Net cash provided by financing activities	**942,943.02**	**739,888.10**	**1,682,831.12**
Net cash increase for period	**669,765.27**	**73,319.79**	**743,085.06**

Moku Food Inc.
Statement of Stockholders' Equity
January 2019 - December 2020
(Unaudited)

	Common Stock		Additional Paid-In	Retained Earnings	Total Stockholders'
	Shares	Par Value	Capital - SAFEs		Equity
Balance as of December 31, 2018	-	-	-	-	-
Issuance of Common Stock	8,090,000.00	80.90	6,162.12		6,243.02
Issuance of SAFEs	-	-	-	-	-
PY Adjustments to Retained Earnings	-	-	-	-	-
Net Income (Loss)	-	-		(270,008.46)	(270,008.46)
Balance as of December 31, 2019	8,090,000.00	80.90	6,162.12	(270,008.46)	(263,765.44)

	Common Stock		Additional Paid-In	Retained Earnings	Total Stockholders'
	Shares	Par Value	Capital - SAFEs		Equity
Balance as of December 31, 2019	8,090,000.00	80.90	6,162.12	(270,008.46)	(263,765.44)
Issuance of Common Stock	-	-	-	-	-
Issuance of SAFEs	-	-	31,825.00	-	31,825.00
PY Adjustments to Retained Earnings	-	-	-	63.10	63.10
Net Income (Loss)	-	-	-	(490,760.35)	(490,760.35)
Balance as of December 31, 2020	8,090,000.00	80.90	37,987.12	(760,705.71)	(722,637.69)